Exhibit 99.1

Media Release

FOR IMMEDIATE RELEASE

Updated Clinical Data From Phase 2 SPiReL Study Evaluating IMV’s T
Cell Therapy in Combination With Merck’s Keytruda® in Patients With r/r DLBCL to Be
Presented at The American Society of Hematology Annual Meeting

DARTMOUTH, Nova Scotia, November 4, 2020, IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage biopharmaceutical company pioneering a novel class of cancer immunotherapies and vaccines against infectious diseases, today announces that updated clinical data from phase 2 SPiReL study evaluating IMV’s T cell therapy in combination with Merck’s Keytruda® in patients with relapsed / refractory Diffuse Large B Cell Lymphoma (r/r DLBCL) will be presented at the American Society of Hematology (ASH) Annual Meeting to be held virtually on December 5-8, 2020.

The final poster presentation will include additional data collected between the abstract submission date and the presentation itself. The poster will be made available under the Scientific Publications & Posters section on IMV’s website and will also be available on the ASH meeting platform.

Biomarkers associated with clinical response will be discussed in a separate poster presentation at the Society for Immunotherapy of Cancer (SITC) 35th Anniversary Annual Meeting, to be held virtually Nov. 9-14, 2020 and during a webcast hosted by IMV on November 12, 2020.

Poster Presentation Details

Poster Title

Clinical effectiveness of combination immunotherapy with DPX-Survivac, Low Dose Cyclophosphamide, and Pembrolizumab in Recurrent/Refractory DLBCL: The SPiReL Study.

Presenter:	Neil Berinstein, MD, FRCPC, ABIM
Hematologist at Sunnybrook Health Sciences Centre, Toronto

Session: 626. Aggressive Lymphoma (Diffuse Large B-Cell and Other Aggressive B-Cell Non-Hodgkin Lymphomas)—Results from Prospective Clinical Trials: Poster II

Presentation date: December 6 - 7.00am PST/10.00am EST

About DPX-Survivac

DPX-Survivac is the lead candidate in IMV’s new class of immunotherapy that generates targeted and sustained cancer cell killing capabilities in vivo. Treatments with the DPX-Survivac T cell therapy have demonstrated a favorable safety profile across all clinical studies.

IMV’s T cell therapy, DPX-Survivac, consists of survivin-based peptides formulated in IMV’s proprietary delivery platform (DPX). IMV’s lead compound is designed to generate a sustained cytotoxic T cell response against cancer cells presenting survivin peptides on their surface.

Survivin, recognized by the National Cancer Institute (NCI) as a promising tumor-associated antigen, is broadly over-expressed in most cancer types, and plays an essential role in antagonizing cell death, supporting tumor-associated angiogenesis, and promoting resistance to chemotherapies. IMV has identified over 20 cancer indications in which survivin can be targeted by DPX-Survivac.

DPX-Survivac has received Fast Track designation from the U.S. Food and Drug Administration (FDA) as maintenance therapy in advanced ovarian cancer, as well as Orphan Drug designation status from the U.S. FDA and the European Medicines Agency (EMA) in the ovarian cancer indication.

About the SPiReL Study

“SPiReL” is a Phase 2 non-randomized, open label, efficacy, and safety study of a novel immunotherapy combination with DPX-Survivac and pembrolizumab. Intermittent low dose cyclophosphamide is given as an immune modulator. Subjects with r/r incurable DLBCL and survivin expression are eligible for participation. The primary outcome is to document the objective response rate using modified Cheson criteria for the combination treatment. Secondary objectives include safety, duration of response and time to next treatment. Exploratory endpoints include T cell response, tumor immune cell infiltration, and biomarker analysis. To date, 24 subjects have been enrolled.

About IMV

IMV Inc. is a clinical stage biopharmaceutical company dedicated to making immunotherapy more effective, more broadly applicable, and more widely available to people facing cancer and other serious diseases. IMV is pioneering a new class of cancer-targeted immunotherapies and vaccines based on the Company’s proprietary delivery platform (DPX). This patented technology leverages a novel mechanism of action that enables the activation of immune cells in vivo, which are aimed at generating powerful new synthetic therapeutic capabilities. IMV’s lead candidate, DPX-Survivac, is a T cell-activating immunotherapy that combines the utility of the platform with a novel cancer target: survivin. IMV is currently assessing DPX-Survivac in advanced ovarian cancer, as well as a combination therapy in multiple clinical studies with Merck. IMV is also developing a DPX-based vaccine to fight against COVID-19. Visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the FDA potentially granting accelerated regulatory approval of DPX-Survivac and the timing of expected results from other DPX-Survivac’s studies with other tumor types. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Corporation, including access to capital, the successful design and completion of clinical trials and the receipt and timely receipt of all regulatory approvals. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties and those risks and uncertainties include, but are not limited to, our ability to access capital, the successful and timely completion of clinical trials and studies, the receipt of all regulatory approvals and other risks detailed from time to time in our ongoing quarterly filings and annual information form Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

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Source: IMV Inc.

Investor Relations

Marc Jasmin, Senior Director, Investor Relations, IMV Inc.
O: (902) 492-1819 ext : 1042
M: (514) 617-9481 E: mjasmin@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

Media

Delphine Davan, Director of Communications, IMV Inc.
M: (514) 968 1046 E: ddavan@imv-inc.com